SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 24, 2007
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-234-20390
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

News Release — Presseinformation
SIGNATURES

     This Report on Form 6-K contains a press release of Qimonda AG dated as of January 23, 2007, announcing results for its first quarter of the 2007 financial year.

News Release ▪ Presseinformation
Qimonda Achieved Strong Earnings Improvement in Q1 Financial Year 2007:
EBIT up 16 percent and Net Income up 13 percent quarter over quarter
Munich, Germany — January 23, 2007 — Qimonda AG (NYSE: QI) today announced the results for the first quarter of its financial year (FY) 2007, which ended December 31, 2006. Qimonda achieved net sales of Euro 1.17 billion in the first quarter of FY 2007, an increase of 73 percent year over year and a slight decrease of 5 percent quarter over quarter. First quarter FY 2007 EBIT improved 16 percent to Euro 250 million compared to an EBIT of Euro 215 million in the fourth quarter of FY 2006 and an EBIT loss of Euro 123 million in the first quarter of FY 2006. Net income increased to Euro 177 million or earnings per share (basic and diluted) of Euro 0.52 compared to Euro 156 million and earnings per share of Euro 0.48 in the prior quarter and compared to a net loss of Euro 127 million in the first quarter of FY 2006 or loss per share of Euro 0.42.
“We achieved another strong earnings performance in the last quarter and maintained our high level of non-PC bit-shipments significantly above 50 percent,” said Kin Wah Loh, President and CEO of Qimonda. “We were also able to further increase productivity with more than 50 percent of our total capacity now converted to technologies with feature sizes of 90nm and below.”
The slight decline in net sales quarter over quarter was due to a lower bit-shipment level and a weaker US-dollar compared to the previous quarter. Overall bit-shipments increased by 64 percent year over year and declined by 3 percent quarter over quarter. 38 percent of Qimonda’s net sales in first quarter FY 2007 were generated in North America, 20 percent in Europe, 31 percent in Asia Pacific and 9 percent in Japan.

Qimonda’s improvement of its gross margin and net income quarter over quarter was mainly due to continued product portfolio optimization, relatively stable average selling prices, reduction in operating expenses and further productivity improvements. Year-over-year profitability increased significantly due to an improved pricing environment compared to a weak pricing for DDR2 memories a year ago. Profitability improvement year over year was also driven by substantially higher bit-shipments and strong progress in product diversification into non-PC applications.
Qimonda’s strong earnings performance also strengthened the company’s balance sheet. With cash flow from operations of Euro 438 million, the net cash position at the end of the first quarter FY 2007 improved to Euro 819 million and the gross cash position to Euro 1.2 billion. The company had capital expenditures of Euro 221 million, mainly for the further expansion of its 300mm wafer manufacturing facility in Richmond as well as for equipment upgrades for the further conversion towards next generation 75nm DRAM technology. Based on its strong cash flow development and specific customer demand, Qimonda plans to pull-in about Euro 150 million of capital spending from financial year 2008 to further accelerate productivity improvements and production capacity. The additional capital spending is expected to be financed out of the company’s cash flow and is planned to be used mainly for a faster ramp-up of its 300mm capacities at Richmond. Capital spending for the full financial year 2007 is now expected to range between Euro 900 million and Euro one billion.
Outlook second quarter and financial year 2007
Qimonda expects its bit production to grow between 8-12 percent in the second quarter of the 2007 financial year. The company expects this bit growth to be based on improved productivity as a result of the continued conversion of capacities to 90nm tech-

nology and below. Qimonda also expects to maintain its share of bit-shipments to non-PC applications significantly above 50 percent in the next quarter.
For the full year, Qimonda expects bit demand to be driven by the continued strong growth for DRAM in consumer and communication applications and also by the introduction of the Windows Vista operating system. The company expects the market measured in bits to grow between 55 and 65 percent, in line with most market analyst expectations like Gartner and iSuppli for calendar year 2007. Qimonda intends to increase bit production in line with overall market growth.
Unaudited Financial Information
Attached is Qimonda’s unaudited financial information for the first quarter of its 2007 financial year, which ended December 31, 2006. This financial information includes reconciliations of the non-US GAAP financial measures EBIT and net cash position to net income and gross cash position, which are the closest measures prepared in accordance with US GAAP. Financial information as of dates before and for periods beginning before May 1, 2006 are derived from Qimonda’s combined financial statements prepared in accordance with its carve-out from Infineon, effective on that date.
Conference Call
The company will host a conference call today at 4:30pm EST, 1:30pm PST, 9:30pm GMT, and 10:30pm CET to discuss its financial results. The web cast and slide presentation will be available at www.qimonda.com. A webcast replay will be available for a limited time on the company’s web site. An audio replay of the conference call will also be available at phone number +1 718 354 1112 (US), +44 (0)20 7806 1970 (UK), +49 (0)69 22222 0418 (Germany), pass code: 2494823#, beginning at 6:30pm EST today and continuing until 5:59pm EST on January 27, 2007.
About Qimonda
Qimonda AG is the second largest global supplier of DRAM memory products (ranking first nine months of the calendar year 2006 according to the industry research firm Gartner Dataquest). Following the carve out from Infineon Technologies AG on May 1, 2006, Qimonda went public at the New York Stock Exchange on August 9, 2006. The company generated net sales of €3.81 billion in its 2006 financial year and has approximately 12,000 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates five major R&D facilities, including its lead R&D center in Dresden. The company is a leading supplier of DRAM products to PC and server manufacturers and is increasingly focusing on products for graphics, mobile and consumer applications as well using its power saving trench technology. Further information is available at www.qimonda.com.
Disclaimer
This press release may contain forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, and both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our annual report on Form 20-F for our fiscal year ended September 30, 2006, available without charge on our website and at www.sec.gov.
For the business and trade press: QI200701.09e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Christoph Liedtke	+49 89 60088 1400	christoph.liedtke@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 6550	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Qimonda AG and Subsidiaries
Unaudited Financial Information
First Quarter Ended 31.12.2006
All amounts in Euro millions, except where otherwise stated

	3 Months	3 Months	3 Months
	Dec 31	Sep 30	Dec 31
	Q1 F07	Q4 F06	Q1 F06
	(Unaudited)	(Unaudited)	(Unaudited)
RESULTS OF OPERATIONS
Total net sales	1.173	1.232	678
Cost of goods sold	(823)	(890)	(649)

Gross profit	350	342	29
Research and development expenses	(97)	(108)	(109)
Selling, general and administrative expenses	(44)	(54)	(55)
Other operating expenses, net	—	(47)	(6)

Operating income (loss)	209	133	(141)
Interest income (expense), net	1	(3)	(5)
Equity in earnings of associated companies	37	42	9
Gain on associated company share issuance	—	42	—
Other non-operating income (expense), net	5	(1)	11
Minority interests	(1)	(1)	(2)

Income (loss) before income taxes	251	212	(128)
Income tax (expense) benefit	(74)	(56)	1

Net income (loss)	177	156	(127)

Earnings (loss) per share — basic and diluted (in euro)	0,52	0,48	(0,42)

FINANCIAL POSITION
Assets:
Current assets:
Cash and cash equivalents	1.053	932	623
Marketable securities	148	138	—
Trade accounts receivable, net	668	803	346
Inventories	685	622	571
Deferred income taxes	45	47	48
Other current assets	282	265	204

Total current assets	2.881	2.807	1.792

Property, plant and equipment, net	2.097	2.080	2.387
Long-term investments, net	633	636	532
Deferred income taxes	148	160	131
Other assets	163	178	176

Total assets	5.922	5.861	5.018

Liabilities and shareholders’/business equity:
Current liabilities:
Short-term debt due Infineon	232	344	490
Trade accounts payable	763	712	613
Accrued liabilities	152	160	132
Deferred income taxes	15	18	—
Other current liabilities	277	245	197

Total current liabilities	1.439	1.479	1.432

Long-term debt	150	151	133
Deferred income taxes	31	36	10
Other liabilities	294	324	351

Total liabilities	1.914	1.990	1.926

Total shareholders’/business equity	4.008	3.871	3.092

Total liabilities and shareholders’/business equity	5.922	5.861	5.018

Qimonda AG and Subsidiaries
Unaudited Financial Information
First Quarter Ended 31.12.2006
All amounts in Euro millions, except where otherwise stated

	3 Months	3 Months	3 Months
	Dec 31	Sep 30	Dec 31
	Q1 F07	Q4 F06	Q1 F06
	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOW

Net cash provided by operating activities therein:	438	236	100
Depreciation and amortization	161	179	188

Net cash used in investing activities therein:	(208)	(47)	(350)
Net purchases (proceeds) of marketable securities	(11)	30	—
Purchases of property, plant and equipment	(221)	(115)	(356)

Net cash (used in) provided by financing activities therein:	(104)	307	238
Net change in short-term debt due Infineon	(112)	(109)	(53)

RECONCILIATIONS

Net income (loss)	177	156	(127)
Interest income (expense), net	1	(3)	(5)

Earnings (loss) before Interest (EBI)	176	159	(122)
Income tax (expense) benefit	(74)	(56)	1

Earnings (loss) before Interest and Taxes (EBIT)	250	215	(123)

Cash and cash equivalents	1.053	932	623
Marketable securities	148	138	—

Gross cash position	1.201	1.070	623

Short-term debt due Infineon	232	344	490
Long-term debt	150	151	133

Total financial debt	382	495	623

Net cash position	819	575	—

Total shareholders’/business equity	4.008	3.871	3.092

Capital Employed	3.189	3.296	3.092

Net cash provided by operating activities	438	236	100
Net cash used in investing activities	(208)	(47)	(350)
Net purchases (proceeds) of marketable securities	11	(30)	—

Free Cash Flow	241	159	(250)

STATISTICS AND RATIOS

Gross Margin	30%	28%	4%
R&D as % of sales	8%	9%	16%
SG&A as % of sales	4%	4%	8%
EBI / Sales	15%	13%	(18)%
EBIT Margin	21%	17%	(18)%
Net income / Sales	15%	13%	(19)%
Effective Tax Rate	29%	27%	1%
Weighted Average Shares Outstanding (million) — basic	342	324	300
Weighted Average Shares Outstanding (million) — diluted	342	324	300
Sales / Equity	1,2	1,3	0,9
Capital Turnover (Sales / Capital Employed)	1,5	1,5	0,9
Net income / Equity	18%	16%	(16)%
RoCE (EBI / Capital Employed)	22%	19%	(16)%

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: January 24, 2007	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board